

July 21, 2011

Ms. Laurie A. Bebo
President and Chief Executive Officer
Assisted Living Concepts, Inc.
W140 N8981 Lilly Road
Menomonee Falls, Wisconsin 53051

> **Re:   Assisted Living Concepts, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed March 10, 2011**
> **File No. 001-13498**

Dear Ms. Bebo:

We have reviewed your Form 10-K for the fiscal year ended December 31, 2010 and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days and provide the requested information and indicate that you will comply with our comments in future filings.  Confirm in writing that you will do so and also explain to us how you intend to comply.  If you do not believe our comments apply to your facts and circumstances or do not believe compliance in future disclosure is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Item 7 – Management's Discussion And Analysis Of Financial Condition And Results Of Operations, page 22

Future Liquidity and Capital Resources, page 45

1. Please provide a discussion regarding the company's ability to meet its long-term liquidity needs.  Note that we consider "long-term" to be the period in excess of the next twelve months.  Refer to Section IV of the Commission's Interpretive Release on Management Discussion and Analysis of Financial Condition and Results of Operations which is located on our website at: http://www.sec.gov/rules/interp/33-8350.htm.

Ms. Laurie A. Bebo
Assisted Living Concepts, Inc.
July 21, 2011
Page 2

2. We note your statement that continued poor economic conditions could constrain your ability to remain in compliance with certain operating and occupancy covenants in the CaraVita operating lease and that failure to comply could have a material adverse impact on your operations. To the extent that you remain at risk of non-compliance, disclose the CaraVita operating lease covenants and your performance relative thereto. Confirm that you will disclose any other material contractual covenants for which you are at risk of default, as well as your relative performance.

Part III Information Incorporated by Reference to the Definitive Proxy Statement Filed March 22, 2011 as Revised March 23, 2011

Executive Compensation, page 19

Compensation Philosophy and Objectives, page 20

3. Discuss how the compensation committee uses benchmarking information to determine the levels and amounts of named executive officer compensation.

4. Please disclose the target payout percentage of base salary for each named executive officer under the cash incentive compensation plan.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Laurie A. Bebo
Assisted Living Concepts, Inc.
July 21, 2011
Page 3


        You may contact Kenya Gumbs, Staff Accountant, at 202-551-3373 or Carlos Pacho,
Senior Assistant Chief Accountant, at 202-551-3835 if you have questions regarding comments
on the financial statements and related matters.  Please contact Jonathan Groff, Staff Attorney, at
202-551-3458 or me at 202-551-3810 with any other questions.

                                        Sincerely,

                                        /s/ Kathleen Krebs

                                        Larry Spirgel
                                        Assistant Director